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                             July 20, 2021

       Eyal Shamir
       Chief Executive Officer
       IceCure Medical Ltd.
       7 Ha   Eshel St., PO Box 3163
       Caesarea, 3079504 Israel

                                                        Re: IceCure Medical
Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 6,
2021
                                                            CIK 0001584371

       Dear Mr. Shamir:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Company, page 1

   1. We note your response to comment 5. Please expand your revised disclosure on page 3 to provide the basis for
your belief that the results of your study were a factor in the ASBrS decision to update
their guidelines for breast cancer treatment.
 Eyal Shamir
FirstName  LastNameEyal Shamir
IceCure Medical Ltd.
Comapany
July       NameIceCure Medical Ltd.
     20, 2021
July 20,
Page  2 2021 Page 2
FirstName LastName
Risk Factors
Risks Related to our Ordinary Shares
Our principal shareholders, officers and directors currently beneficially own approximately
75.81% of our ordinary shares, page 39

2. We note your response to comment 1. Please expand your disclosure to indicate, if true,
         that you expect to meet the definition of a    controlled company
under Nasdaq listing
         rules after the completion of the offering.

Business
Kidney Tumors Clinical Trials, page 67

3. We note your response to comment 12. Please expand your disclosure to identify the serious adverse event observed in your kidney tumors trial that is currently ongoing in
         Israel.
Intellectual Property, page 72

4. We note your response to comment 16 identifying your patent and patent applications as utility patents. Please revise to disclose the type of patent protection for each of the issued patents and patent application, such as composition of matter, use or process.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10 - Revenue, page F-23

5. We note your response to comment 22. Please expand your disclosure to include the detail of transaction price allocation in the revenue recognition footnote. Exhibits

6. We note your disclosure in the footnotes to the exhibit index that "portions of this exhibit have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information." If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit and include brackets indicating where the information is omitted from the filed version of each exhibit. Refer to Item 601(b)(10)(iv) of Regulation
         S-K.
 Eyal Shamir
IceCure Medical Ltd.
July 20, 2021
Page 3

       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameEyal Shamir
                                                          Division of
Corporation Finance
Comapany NameIceCure Medical Ltd.
                                                          Office of Life
Sciences
July 20, 2021 Page 3
cc:       David Huberman, Esq.
FirstName LastName